                     SECURITIES AND
EXCHANGE COMMISSION
                            Washington,
DC 20549

                                  FORM
10SB

             General Form for
Registration of Securities of Small
                                Business
Issuers

      Under Section 12(b) or (g) of the
Securities Exchange Act of 1934

                          MICRO
LABORATORIES, INC.
              (Exact name of Small
Business Issuer in its charter)



                NEVADA
05-049-4587
      (State or other jurisdiction of
(I.R.S. Employer
       incorporation or organization
Identification No.)


29 Lakeside Drive, Johnston, Rhode Island
02919
 (Address of principal executive offices)
(Zip Code)

Registrant's Telephone number, including
area code:     (401) 949-3562






Securities to be registered pursuant to
Section 12(b) of the Act:
None

Securities to be registered pursuant to
Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated
Risk.   This Registration
Statement contains forward-looking
statements including statements
regarding, among other items, the
Corporation's growth strategies, and
anticipated trends in the Corporation's
business and demographics.   These
forward-looking statements are based
largely on the Corporation's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Corporation's control.
Actual results could differ materially
from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

Business of Corporation. The operations and objectives of the Corporation are to produce, market and distribute a line of oral spray vitamins, trade name "Micro
Spray".  The Corporation intends to
produce, market and distribute an
additional product line of, minerals,
herbs and other oral absorption products in the United States and the international market. Therefore, the
Corporation's financial viability will
depend almost exclusively on the
Corporation's ability to generate
revenues from its operation, and the
production of the above product lines.
The Corporation will not have the benefit of reducing its financial risks by relying on revenues derived from other operations.

Competition.  There is significant
competition in the vitamin, minerals and nutritional supplement industry. The
Corporation will compete with established companies and other entities (many of which possess substantially greater resources than the Corporation). Almost all of the companies with which the Corporation will compete are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Corporation now has, or will in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that Corporation will compete successfully with other established vitamin, minerals and nutritional supplement manufacturers.
The Corporation shall compete on the
basis of quality in addition to a price
basis. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein

Employees.   The Corporation has one full
time and two part time employees.   The
Corporation shall employ individuals as
required.

Governmental Regulation. The Corporation is not subject to governmental regulation other those regulations, which apply to manufacturing. The Corporation will need to meet the requirements of the Food and Drug Administration for food processing standards.

Seasonal Nature of Business Activities.
The Corporation's operations shall not be seasonal.

Products. The Corporation currently has six different nutritional health products. All natural ingredients are used in each product. The price of the products range from retail pricing of approximately $7.00 to $40.00 and wholesale prices of $5.00 to $20.00. The
Corporation's products are: Adult
Multiple Vitamin, Children's Multiple
Vitamin, Vitamin B-12, Adult B-Complex
with C, Children's B-Complex with C, Zinc plus Vitamin C.

The nutritional supplement industry is
not regulated by the Food and Drug
Administration.    The Food and Drug
Administration has tried unsuccessfully
in the past to pass legislation labeling vitamins as drugs. Due to this position, the Corporation does not publish any information that could be considered as "'prescribing". The Corporation attempts to cooperate with this agency whenever possible and seeks professional legal counsel experienced and specializing in
Food and Drug Administration matters.

The Food and Drug Administration
prohibits any companies from providing
information to the customer as to what
the product is for and why it works. The
Food and Drug Administration views that
if the marketer is making any suggestions or claims as to what the product is for then that is considered prescribing and as such the product is a drug. If the product is determined to be a drug, then it needs to be licensed as one and available only as a prescription item.
The Food and Drug Administration has
tried unsuccessfully in the past to pass legislation labeling vitamins as drugs.
Due to this position, the Corporation
does not publish any information that
could be considered as "'prescribing".

Micro Spray Delivery System. The
Corporation has developed "Micro Spray",
a delivery system in the form of a spray
that is sprayed directly onto the mouth
in the form of a fine mist.  Micro Spray
enters the delicate tissue of the mouth
and is absorbed into the bloodstream and
assimilated throughout the body.   Micro
Spray consists of vitamins and nutrients in an aqueous solution that is delivered through a non-aerosol pump.

In-house studies have determines that
Micro Spray, derived from vegetable
sources, increases the quantity of
nutrients that enter into the
bloodstream, provides proper nutrient
levels and increases the rate at which a nutrient is absorbed.

Current Industry Background and Delivery
Systems.   The metabolism of nutrients
consist of four important steps:
digestion, assimilation, utilization and excretion. Digestion takes place in either the stomach where the fluids are acidic, or the small intestines where the fluids are alkaline. The proper balance of acid levels in these vital organs is crucial to the digestion process, yet as people age, increasingly less of these fluids are produced and as a result, the level of nutrient absorption is decreased.

NBC's Today Show reported that when a
variety of name brand vitamins were
tested, 36% of the vitamin pills failed
to disintegrate quickly enough to be
absorbed into the bloodstream. In order
to combat this problem, tablet
manufacturers often attach a catalyst
(chelator) to the minerals that will aid in the digestion process, however, normally up to 80% of the tablet can become chelator and only 20% of the content is actually pure mineral. In addition, minerals are typically unstable and easily destroyed in the digestive tract and the acid in the stomach can actually deactivate enzymes before they reach the site of optimal activity. To counter this difficulty, manufacturers enteric-coat pancreatic and other similar acid sensitive ingredients to prevent destruction in the stomach. The coating must be resistant to acid in the stomach, yet dissolve in the alkaline environment of the small intestine. As individuals vary greatly in the levels of acid in their stomachs and the alkaline levels of their small intestines, if coatings are improperly balanced or designed in a generic environment, the supplement will be wasted.

Assimilation takes place primarily in the small intestines where adverse effects can result from a multitude of factors.
Some nutrients react to one another and
compete for absorption.  Some even
require that your body secretes special
proteins as carriers before being
absorbed, while others are best absorbed when fat and oils are induced into the body's diet as a carrier. The result of assimilation complications is known to cause, among other ailments, unpleasant side effects such as nausea and gastrointestinal discomfort. In addition, digestive organs such as the liver, kidneys and stomach are taxed unnecessarily, as the nutrients do not always break down and might not offer the body any nutritional value.

Manufacturing.  The Corporation will
package its product line. Most packaging will be done in house, some will be done by independent packaging companies across the nation. The Corporation supplies the packaging Corporation with the finished product in measured-premixed form, so that a measured amount can be inserted into the vials by the packaging
Corporation.  The vials are filled,
labeled and packaged for distribution.
The Corporation will offer variations of their product for private label.

Service and Support.  The Corporation
guarantees its products to 100%
satisfaction.  If a customer is not
satisfied with the product for any
reason, the product will be replaced or
the price refunded.

Marketing.  The Corporation shall
position its marketing efforts to target large retail store chains and is presently in negotiations with several large distributors. The Corporation has entered into an agreement with three large distributors and marketing representatives for the distribution of its products in the northwest, mid west, and New England. The distributors receive commissions on each product sold. The target market extends to drug, grocery, health food stores, fitness clubs, established physicians, chiropractors and even veterinarians.

New Products.    The Corporation shall
continue to pursue the development of new products as funds allow.

Advertising and Name Brand Awareness.
In order to increase the number of new
distributors and expand the customer
base, the Corporation shall utilize a
portion of the proceeds of the Offering
to finance media campaigns encompassing a broad communication spectrum ranging from network television to the Internet, and trades.

International Markets. The Corporation
shall pursue its expansion into the
foreign markets.

Item 2.  Management's Discussion and
Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Corporation's products will be dependent on, among other things, general economic conditions, which are cyclical in nature.
Inasmuch as a major portion of the
Corporation's activities is the receipt
of revenues from the sale of its
products, the Corporation's business
operations may be adversely affected by
its competitors and prolonged
recessionary periods.

The Corporation is entering a phase of
conversion from a Development Stage
Corporation to an Operational
Corporation.  Agreements have been
reached to provide key personnel in the
areas of marketing and sales.  An
agreement has been reached with three
large distributors to include the west
coast, mid west and New England.
Preliminary market research was conducted to arrive at the flavorings for the Micro
Spray product line. The Corporation sent a representative to the National
Association of Chain Drug Stores (NACDS) trade convention in Philadelphia, PA also the packaging show in Chicago Ill. The
Corporation plans to use a "target"
marketing approach for the distribution
of its Micro Spray product line.

Capital and Source of Liquidity. The
Corporation currently has no material
commitments for capital expenditures.

For the six months ended September 30,
1999, the Corporation acquired intangible
assets for $24,979 and property and
equipment for $28,025.   The Corporation
had an increase in shareholder loans of
$600 and an increase in notes payable of $4,700. As a result, the Corporation had net cash used in investing activities of $$58,304 for the six months ended
September 30, 1999.

For the six months ended September 30,
1998, the Corporation did not pursue any investing activities.

For the year ended March 31, 1999, the
Corporation acquired intangible assets
valued at $129,238 and acquired property
and equipment of $25,756.   For the year
ended March 31, 1999, the Corporation
made shareholder loans of $24,710.   The
Corporation had a note payable of
$45,000, had $5,500 due to shareholder
and $64,030 due to a related party for
the year ended March 31, 1999.   As a
result, the Corporation had net cash used in investing activities of $65,174 for the year ended March 31, 1999.

For the period from August 8, 1997 to
March 31, 1998, the Corporation acquired
intangible assets of $75,750 and property
and equipment of $40,965.   As a result,
the Corporation had net cash used for
investing activities of $116,715 for the period from August 8, 1997 to March 31,
1998.

For the six months ended September 30,
1999, the Corporation did not pursue any financing activities

For the six months ended September 30,
1998, the Corporation did not pursue any financing activities.

For the year ended March 31, 1999, the
Corporation received proceeds of $182,198
from the issuance of its common stock.
The Corporation also received services
valued at $572,455 in exchange for its
common stock for the year ended March 31,
1999.   As a result, the Corporation had
net cash provided by financing activities of $754,653 for the year ended March 31, 1999.

For the period from August 8, 1997 to
March 31, 1998, the Corporation received proceeds of $411,000 from the issuance of its common stock resulting in net cash provided by financing activities of
$411,000.

On a long term basis, liquidity is
dependent on commencement of operations
as discussed above, (See "TRENDS AND
UNCERTAINTIES."), receipt of revenues,
additional infusions of capital and debt financing. The Corporation believes that additional capital and debt financing in the short term will allow the Corporation to increase its marketing and sales efforts and become a fully operational
Corporation thereafter resulting in
increased revenue and greater liquidity
in the long term. However, there can be no assurance that the Corporation will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations.
The Corporation is accurately classified
as a "development stage Corporation" and
as such has conducted startup and
development operations that include:
     "    completed photo shoots, created Corporation logos,
       brochures, sales literature, product labels and packaging
       design, UPCs
     "    prepared the product line of six items for distribution
       roll out
     "    completed negotiations with three large distributors to
       include west coast, mid west, and New England to represent and sell the companies product lines to national chains

The Corporation has not received any
material revenues since inception. For
the six months ended September 30, 1999, the Corporation had sales of $349 and received interest income of $1,681 resulting in total revenues of $2,031.
Cost of Sales were $13,635 resulting in
gross profit of $(11,605) for the six
months ended September 30, 1999.

For the six months ended September 30,
1999, the Corporation had general and
administrative expenses of $328,520
resulting in a net loss of $340,125.
The general and administrative expenses
included advertising of $27,754, auto
lease expense of $4,730, bookkeeping
services of $12,560, consultant expense
of $73,369, fullfilment expense of
$55,000, legal expense of $16,213,
professional fees of $7,865, office
expense of $4,057, rent of $12,750,
repairs of $2,033, research and
development of $93,095, telephone expense
of $13,914.   Other miscellaneous
expenses were $5,180.

For the six months ended September 30,
1998, the Corporation had general and
administrative expenses of $154,688
resulting in a net loss of $153,445.
The general and administrative expenses
included advertising of $13,500,
administrative fees of $17,220, research and development costs of $15,022, payroll and payroll taxes of $43,593, telephone of $4,117, rent of $4,800, automobile expense of $8,069, travel expense of $7,962, insurance expense of $2,466, office supplies of $3,543, freight of $1,313, repairs and maintenance of
$22,654.  Other miscellaneous expenses
were $10,429.

For the year ended March 31, 1999, the
Corporation had operating expenses of
$444,156 and had a net loss of $440,507
resulting in a loss per common share of
$.04. These operating expenses consisted primarily of advertising and public relations of $103,008, legal and professional fees of $111,444, research and development of $51,022, telephone expense of 18,959, rent of $24,200, automobile expense of $14,272, freight expense of $62,107 and other miscellaneous expenses of $59,133

For the year ended March 31, 1998, the
Corporation had operating expenses of
$153,550 and had a net loss of $152,226
resulting in a loss per common share of
$.03. These operating expenses consisted primarily of advertising and public relations ($48,422), administrative fees
($58,127), start-up expenses ($7,627),
laboratory supplies ($4,764), telephone
expenses ($6,192) and other miscellaneous expenses ($28,368).

Plan of Operation. The Corporation is in the development stage and has not conducted any significant operations to date or received any material operating revenues. The Corporation may experience problems; delays, expenses and difficulties sometimes encountered by an enterprise in the Corporation's stage of development, many of which are beyond the Corporation's control. These include, but are not limited to, unanticipated problems relating to additional costs and expenses that may exceed current estimates and competition.

The Corporation is not delinquent in any of its obligations even though the Corporation has generated limited operating revenues. The Corporation intends to market its products and services utilizing cash made available from the private sale of its securities and operations. The Corporation's management is of the opinion that the proceeds of the sales of its securities and future revenues will be sufficient to pay its expenses for the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The Corporation's executive offices are
located at 29 Lakeside Drive, P.O. Box
19296, Johnston, Rhode Island 02919.
These offices consist of 400 square feet for office, product development, product testing and is leased at the rate of $600 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of
shares of the Corporation by each person
who, subject to the above, at the date of
this prospectus, holds of record or is
known by Management to own beneficially
more than 5.0% of the Common Shares and,
in addition, by all directors and
officers of the Corporation individually
and as a group.   Each named beneficial
owner has sole voting and investment
power with respect to the shares set
forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

Percentage of
                            Number &
Class(1)              Outstanding
Name and Address                  of
Shares                Common Shares


Robert Thistle
29 Lakeside Drive
Johnston RI 02919
8,880,000                    52.88%

Irene R. Zawadowicz
7 Lakeside Drive
Johnston, RI 02919
10,000                      .06%

Mark Shvetz
333 Neipsic Road
Glastonbury, CT 02924
100,000                     1.02%

Gerald Schaffert
6 Caldar Road
North Providence 02904
100,000                     1.02%

Vanda Poli
117 Nutmeg Drive
Torrington, CT 06790
300,000                     3.06%

Cede & Co
C/O Depository Trust Co.
P.O. Box 20
Bowling Green Station
New York NY 10004
4,723,155                   28.13%

All Directors & Officers
as a group (4 persons)
9,090,000                   55.92%

(1)Pursuant to Rule 13d-3 under the
Securities Exchange Act of 1934, as
amended, beneficial ownership of a
security consists of sole or shared
voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person
indicated above has sole power to vote,
or dispose or direct the disposition of
all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following
persons listed below have been retained
to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Corporation. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Corporation, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the Corporation.
Directors receive no cash compensation or fees for their services rendered in such capacity.

Mr Thistle dedicates 90% of his time to
the Corporation.   Ms. Zawadowicz
dedicates 50% of her time to the
Corporation.   Mr. Shvetz dedicates 10%
of his time to the Corporation.

The Executive Officers and Directors are:

Name                                Position
Term(s) of Office
Robert Thistle, age 59        President, Director
Inception to Present

Mark Shvetz, age 50           Treasurer, Director
Inception to Present

Gerald Schaffert, age 38          Director
January 27, 1999

to present

Irene R. Zawadowicz, age           Secretary
August 28, 1999

to present

Resumes:

Robert Thistle.  Mr. Thistle has been
Chief Executive Officer, President and a
Director of the Corporation from
inception. From 1984 to 1991, Mr. Thistle was President of TR Productions, a Philadelphia production company. From
1991 to present, Mr. Thistle has worked
as a international business and political consultant working with the countries of Russia, Pakistan, the Philippines and
China. He also advises Chinese political officials in The People's Republic of China and is involved in the annual MFN renewal between China and the United
States.

Mark Shvetz. Mr. Shvetz has been the
Treasurer and a Director of the
Corporation since inception. Mr. Shvetz
has been involved in sales and marketing for 29 years. From 1993 until he joined the Corporation, Mr. Shvetz was self employed selling hospital products and other medical related equipment. From
1979 through 1993, he was a manager of
Timmed Labeling Systems, Inc., a
distributor of hospital products and
capital equipment for a national medical products manufacturer. His responsibilities included interacting with hospital management and purchasing decision making staff. Mr. Shvetz received a BS in Accounting from the University of Connecticut in 1967.

Gerald Schaffert.   Mr. Schaffert has
been a Director of the Corporation since
January 27, 1999.  Mr. Schaffert has been
involved in sales and marketing for the
past 19 years.  From 1990 to present, Mr.
Schaffert has been the assistant sales
manager for Union Wadding Co., a
manufacturer of Christmas and Halloween
decorations.  Mr. Schaffert has been
responsible for supervising a sales force
of 50 manufacturer's representatives
covering the entire United States.    Mr.
Schaffert received a Bachelor of Science degree in 1982 from the University of Rhode Island with a concentration in Consumer Affairs.

Irene Zawadowicz.   Ms. Zawadowicz has
been secretary of the Corporation since
August 1999.   From 1994 to 1998, Ms.
Zawaowicz was secretary in the human
resources department of Butler Hospital.
From 1998 to present, Ms. Zawadowicz has
been attending Johnson and Wales
University pursing a degree in
information science.   Ms. Zawadowicz
received an Associate of Arts degree from the Community College of Rhode Island along with an Office Automation
Certificate.

ITEM 6.  EXECUTIVE COMPENSATION

Since inception, the following cash
compensation has been paid by the
Corporation to its executive officers,
during which there were three (3)
officers.


Long Term Compensation
                                          Annual Compensation
Awards                 Payouts
 (a)                     (b)     (c)         (d)       (e)
(f)     (g)      (h)            (i)
                                                       Other
All
Name                                                   Annual
Restricted        LTIP           Other
and                                                    Compen-
Stock  Options/ Pay-          Compen-
Principal                       Salary        Bonus
sation    Awards  SARs    Outs          sation
Position                Year      ($)          ($)       ($)
($)   ($)     ($)             ($)

Robert Thistle          1999
President               1998    $12,000

Mark Shvetz             1999
                        1998
(1)
Irene Zawadowicz        1999
(2)
Secretary

(1)Mr. Shvetz received 100,000 Common
Shares for services rendered from
inception.
(2)Pursuant to an agreement dated August
28, 1999, Ms. Zawadowicz received 10,000 common shares as compensation for services.

The Corporation has not entered into
Employment Agreements with its officers.

Board of Directors Compensation.
Currently board members receive no
special compensation for meetings or time
incurred.    Director liability insurance
may be provided to all members of the
Board of Directors.  No differentiation
shall be made for any further
compensation of "outside directors" and
those officers of the Corporation serving in that capacity.

Stock Option Plan.    The Corporation
shall implement an employee stock option
program.   The specifics of the plan have
yet to be determined.

ITEM 7.  CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS

During the year ended March 31, 1999, the
Corporation paid rents totaling $7,200 to
Robert Thistle, President, Director and
majority shareholder.   The Corporation
incurred administrative expenses during
the period totaling $26,353 paid to a
company operated by Mr Thistle

The Corporation has a receivable totaling
$27,925 due from President, Director and a shareholder and a payable totaling
$5,500 due to Robert Thistle.

The Corporation incurred various expenses totaling $64,030, which were paid for by and due to Beneficial Health, Inc., a company operated by Robert Thistle.

In addition, the Corporation borrowed
$45,000 from Beneficial Health, Inc., a
corporation operated by Robert Thistle
during the year ended March 31, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of the
Corporation's Certificate of
Incorporation and Bylaws, as amended.
Such summaries do not purport to be
complete and are qualified in their
entirety by the full text of the
Certificate of Incorporation and Bylaws.

The Corporation's articles of
incorporation authorize it to issue up to 50,000,000 Common Shares, $.001 par value per Common Share.

Common Stock.   Holders of Common Shares
of the Corporation are entitled to cast
one vote for each share held at all
shareholders meetings for all purposes.
Upon liquidation or dissolution, each
outstanding Common Share will be entitled to share equally in the assets of the Corporation legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional

Common Shares in the event of a
subsequent offering.  All outstanding
Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The
Corporation has not paid dividends to
date and it is not anticipated that any
dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Corporation. Accordingly, future dividends, if any, will depend upon, among other considerations, the
Corporation's need for working capital
and its financial conditions at the time.

Transfer Agent.  Harris Trust and Savings
Bank acts as the Corporation's transfer
agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON
THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

The Company's common stock is traded in
the over-the-counter market and listed on the NASDAQ Bulletin Board under the symbol "MLAR-BB.

The following table sets forth the range
of high ask and low bid quotations for
the Company's common stock for each
quarter since commencement of trading
(July 8, 1998), as reported by the OTC
Bulletin Board.   The Company's market
makers are Hill, Sharpe Capital, Inc. and
Paragon Securities. The quotations
represent inter-dealer prices without
retail markup, markdown or commission,
and may not necessarily represent actual transactions.

       Quarter  Ended              High
Ask          Low Bid

             9/30/98
$4.00            $4.00
            12/31/98
$6.062           $.375
             3/31/99
$3.250           $.187
             6/30/99
$3.00            $.0437
             9/30/99
$.750            $.218
            12/31/99
$2.125           $.218

The Corporation has never paid any cash
dividends nor does it intend, at this
time, to make any cash distributions to
its shareholders as dividends in the near future.

As of December 31, 1999, the number of
holders of Corporation's common stock is approximately 33.

ITEM 2.  LEGAL PROCEEDINGS

The Corporation had entered into verbal
agreement with InterCapital Holdings (an
unaffiliated entity) to provide services
relating to public relations and
marketing of the Corporation and its
products.  InterCapital Holdings and its
affiliates were to be issued an aggregate
of 500,000 Common Shares as payment for
these services.    The Corporation
terminated the agreement for non-
performance and did not issue the Common
Shares to InterCapital Holdings Corp.
On October 4, 1998, InterCapital Holdings
Corp filed a lawsuit in the Supreme Court
of the State of New York, InterCapital
Holdings Corp. vs. Micro Laboratories,
Inc., Index No. 98.026334.   InterCapital
Holdings Corp. alleges that it did
perform and is seeking to obtain the
500,000 Common Shares or $50,000.
Management of the Corporation is of the
opinion that it will successfully defend itself in the above-described lawsuit.
Additionally, management is of the belief that any unsuccessful result would not materially impact the operations of the Corporation.

The Corporation filed suit in an civil
action against Deborah L. Gutt, Vanda
Poli Gutt, DL Gutt Corporation, a New
Jersey Corporationand William Gutt (Micro
laboratories, inc., et al vs. Gutt, et
al, Docket #: 99-0774  in the Providence
County Superior Court.  The Corporation
is seeking the return of shares of stock
and other property.   The Corporation
alleged, among other things, that the
defendants did not render the
professional services, which would have
entitled them to the shares of stock as
compensation.   The Corporation is of the
belief that it shall be successful in any legal proceeding and shall request the return of the Common Shares so that they may be canceled on the books and records of the Corporation.

On or about May 10, 1999, the Corporation
was served with a Complaint in United
States District Court, District of
Connecticut containing a variety of
claims against, among others, the
Corporation (Deborah L. Gutt, Vanda Poi
Gutt, DL Gutt Corporation, a New Jersey
Corporation and William Gutt vs. Micro
Laboratories, Inc., a Nevada Corporation,
Beneficial Heealth Products, Inc., a
Nevada corporation, Top Hat Media
Productions, Inc., a Nevada corporation,
Robert Thistle and Ada Thistle, a/k/a Ada
D. Kuszai-Thistle - Case No. 3:99CV0860
SRU).  The plaintiffs claim breach of
fiduciary duty, conversion, theft, unjust
enrichment, securities fraud, fraud,
breach of affirmative duty of disclosure
and breach of contract. On or about
September 17, 1999, the defendants filed
a Motion to Dismiss on several grounds
including, without limitation, the
pendency of a prior pending action in
another jurisdiction and the inadequacy
of the claims allenged in the Complaint.
On November 5, 1999, the Plantiffs filed
an Amended Complaint which purports to
address the objections raised in the
Motion to Dismiss.     The Corporation
intends to maintain the objectios
raised in the Motion to Dismiss and
vigorously defend against any claims
raised in the Complaint should they
survive the Motion to Dismiss.   The
Corporation is of the view that the
claims raised in the Complaint are
without merit and will engage in
discovery and file additional substantive motions to address the claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS.

Since inception, there have been no
changes in or disagreements with the
Corporation's principal independent
accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED
SECURITIES.

In the last quarter of 1997 and the first
quarter of 1998, the Corporation issued
3,100,000 common shares to Robert Thistle
for equipment valued at $4,150.   The
Corporation also issued the following
individuals and entities 850,000 common
shares for services valued at $850z($.001 per share):

Name                   # of Shares
Services provided

Donald Davett            500,000
financial market consulting
Mark Shvetz              100,000
marketing consulting
William McCollum         250,000
South African distribution

consulting

These issuances were made to
sophisticated investors (based on their
relationship with the Corporation and
representations by the above listed
individuals to the Corporation) pursuant to Section 4(2) of the Securities Act of 1933.

The Corporation issued 348,000 Common
Shares for cash of $411,000 to the
following individuals

Name                    Number of Common
Shares           Amount Paid

Intercapital Holdings         175,000
$206,860
Stanley Katz                   25,000
29,500
Julian Herskowitz              25,000
29,500
Windless Capital Mgt           12,500
14,750
Meersbrook, Ltd.               12,500
14,750
Michael Fielding               75,000
88,500
Steven Lefkowitz                7,000
8,260
Mitchell Birzon                12,500
14,750
Milton & Olga Cohen             1,000
1,180
Suzanne Spiliotis               1,000
1,180
James Lynch                     1,500
`,770

These issuances were made in compliance
with Rule 504, Regulation D of the
Securities Act of 1933 by Registrant's
management. The offering was approved
and/or exempted by the required states.
No commissions were paid.   The
determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.
The investor was given the definition of accredited as set out in the Securities
Act of 1933 and asked to indicate if they were, in fact, accredited or nonaccredited.

In the fourth quarter of the year ended
March 31, 1999, the Corporation issued
1,254,500 to the following individuals
for services rendered.

Name                    Number of Common
Shares     Value of Services

Nadine Schaffert               200,000
$20,000
Susan Robbins                  200,000
20,000
Vandi Poli                     300,000
36,000
Jean Sawyer                     19,500
2,340
Mitch Birzon                    75,000
14,063
Kenneth Richardson             100,000
18,750
Jean Sawyer                    250,000
46,875
Don Mazin                       50,000
9,375
Harry Hartzstark                25,000
4,687
Ken Alger                       25,000
4,687
William Ruffa                   10,000
1,875

These issuances were made to
sophisticated investors (based on their
relationship with the Corporation and
representations by the above listed
individuals to the Corporation) pursuant to Section 4(2) of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND
OFFICERS

Indemnification.  The Corporation shall
indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Corporation.

Insofar as indemnification for
liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
In the event that a claim for
indemnification against such liabilities
(other than the payment by the
Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS
CONTROLLING THE CORPORATION FOR
LIABILITIES ARISING UNDER THE SECURITIES
ACT OF 1933, IS HELD TO BE AGAINST PUBLIC
POLICY BY THE SECURITIES AND EXCHANGE
COMMISSION AND IS THEREFORE
UNENFORCEABLE.


PART F/S

The following financial statements
required by Item 310 of Regulation S-B
are furnished below

Unaudited Balance Sheet as of September
1999 and 1998
Unaudited Statement of Operations for the
six months ended September 30, 1999 and
1998
Unaudited Statement of Cash Flows for the
six months ended September 30, 1999 and
1998
Unaudited Statement of Stockholders'
Equity for the six months ended September
30, 1999 and 1998
Unaudited Notes to Financial Statements

Independent Auditor's Report dated June
9, 1999
Balance Sheet as of March 31, 1999
Statement of Operations for the year
ended March 31, 1999
Statement of Cash Flows for the year
ended March 31, 1999
Statement of Stockholders' Equity for the year ended March 31, 1999
Notes to Financial Statements

Independent Auditor's Report dated
January 18, 1999
Balance Sheet as of March 31, 1998
Statement of Operations for the year
ended March 31, 1998
Statement of Cash Flows for the year
ended March 31, 1998
Statement of Stockholders' Equity for the year ended March 31, 1998
Notes to Financial Statements

MICRO LABORATORIES, INC.
BALANCE SHEET
September 30, 1999


ASSETS

Current assets:
Cash
$7,668
Accounts Receivable
45,000
Allowance for Doubtful Accounts
(45,000)
Inventory
12,154
Prepaid expense
4,542
Advance against commissions
3,000
Shareholder loans
28,525

--------
Total current assets
55,779

--------
Property and equipment:
Machinery and equipment
238,925
Furniture and fixtures
3,664
Leaseholder improvements
2,357

--------
Total property and equipment
244,946
Less: accumulated depreciation
(13,737)

--------
Net property and equipment
231,209

--------
Other assets:
Deposits
4,600
Formulas and trademarks
(net of accumulated amortization)
63,125
Research and Development
8,167

--------
Total other assets
75,892

--------
TOTAL ASSETS
$362,880

========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable
$ 15,259
Due to Related Entities
64,030
Due to Shareholder
5,500

-------
Total current liabilities
84,789

-------
Stockholders' equity:
Capital stock-$.001 par common;
   authorized 50,000,000 shares,
issued and
outstanding 10,352 shares
10,352
Additional paid-in-capital
1,160,300
Deficit accumulated during the
development stage
(932,86)

--------
Total stockholders' equity
237,791

--------
TOTAL LIABILITIES AND
STOCKHOLDERS'EQUITY
$362,880

========

MICRO LABORATORIES, INC
STATEMENT OF OPERATIONS
For the Six Months Ending September
30, 1999 and 1998

                                     1999
1998
Net sales                            $    671
$     0
                                     --------
-------
Cost of goods sold                     13,635
0
                                     --------
-------
Operating expenses                    328,521
308,238
                                     --------
-------
Loss from operations                 (338,444)
(154,688)
                                     --------
--------
Other income:
Interest income                         1,681
1,243
                                     --------
------
Net other income                        1,681
1,243
                                     --------
------
Net loss                            $(340,125)
$(153,445)
                                    =========
=========
Loss per common share                   $.03
$.04

SEE NOTES TO FINANCIAL STATEMENTS

MICRO LABORATORIES INC
STATEMENT OF CASH FLOWS
For the Six Months Ended September 30, 1999 and
1998

1999           1998
Cash flows from operating activities:
Net income                                 $
(340,125)     (153,567)

Adjustments to reconcile net income
to net cash used for operating
activities:
Depreciation and amortization
5,642          6,553
 (Increase) decrease in assets:
Prepaid expenses
17,934         20,882
Shareholder loans
600         (4,375)
Increase (decrease) in liabilities:
Accounts payable
30,488          1,200
Notes payable
4,700         45,000
                                             -----
---         ------
Net cash used by operating activities
(59,364)       (84,307)
                                             -----
---         ------
Investing activities:
Acquisition of intangible assets
(24,979)             -
Acquisitions of property and equipment
(28,025)             -
                                             -----
---        -------
Net cash used for investing activities

(53,004)             -
                                             -----
---        -------
Net increase (decrease) in cash
   during the period
(405,341)       (84,307)

Cash balance, beginning of period
412,899        102,969

Cash balance, end of period                  $
7,558          18,662

=========       ========

SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 1999 and 1998


1.  SIGNIFICANT ACCOUNTING POLICIES

Background

     Micro Laboratories, Inc. ("the
Company") was incorporated as a
Nevada Corporation on August 8, 1997.
Micro Laboratories, Inc. is a
development stage enterprise which
has undertaken the development and
marketing of a line of oral spray
vitamins, nutrients, herbs and other
oral absorption products as well as
gel capsules, etc. in the United
States and international market.  The
financial statements and notes are
representations of the Company's
management, who is responsible for
their integrity and objectivity.  The
accounting policies of the Company
are in accordance with generally
accepted accounting principles and
conform to the standards applicable
to development stage companies.  The
preparation of financial statements
in conformity with generally accepted
accounting principles requires
management to make estimates and
assumptions that affect certain
reported amounts and disclosures.
Accordingly, actual results could
differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly
liquid investments purchased with a
maturity of three months or less to
be cash and cash equivalents.

Formulas and Trademarks

Formulas and trademarks are recorded
at cost and are amortized over a
period of 15 years using the straight-
line method.

Property and Equipment

Property and equipment are recorded
at cost.  Depreciation is computed
using the straight line method for
financial reporting purposes.
Estimated service lives of property
and equipment range from 7 to 31.5
years.

Revenue Recognition
Revenue will be recognized upon the
invoicing and shipping of product.
No revenue has been recognized as of
September 30, 1999 and 1998.

Advertising Costs

Advertising costs are charged to
operations and are expensed as
incurred.  The total amount charged
to expense at September 30, 1999 is
$27,754 and $13,500 at September 30,
1998.

Income Taxes

The Company has adopted Financial
Accounting No. 109, "Accounting for
Income Taxes" (FAS 109).  Under the
provisions of FAS 109, an entity
recognizes deferred tax assets and
liabilities for the future tax
consequences of events that have been
previously recognized in the
Company's financial statements or tax
returns.  The measurement of deferred
tax assets and liabilities is based
on provisions of the enacted tax law;
the effects of future changes in tax
laws or rates are not anticipated.
The adoption of FAS 109 did not have
an effect on the Company's financial
statements.

Net Income (Loss) Per Share

Primary net income (loss) per share
is determined by dividing net income
(loss) by the weighted average number
of common shares and dilutive common
shares outstanding during the year.

2.  COMMON STOCK

Common stock issued by the Company as
payment for services has been valued
by management at fair market value.

CAYER PRESCOTT CLUNE CHATELLIER


CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Providence, Rhode Island

REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS

To the Stockholders and Board of
Directors
Micro Laboratories, Inc.

We have audited the balance sheet of
MICRO LABORATORIES, INC. (a development
stage Company) as of March 31, 1999 and
the related statements of operations,
stockholders' equity and cash flows for
the year then ended and the period from
August 8, 1997 (inception) to March 31,
1999.  The financial statements are the
responsibility of the Company's
management.  Our responsibility is to
express an opinion on these financial
statements based on our audits.

We conducted our audits in accordance
with generally accepted auditing
standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICRO LABORATORIES, INC. for the year ended March 31, 1999 and for the period from August 8, 1997 to March 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements
have been prepared assuming that the
Company will continue as a going concern.
As discussed in Note 1 to the financial
statements, the Company is a development stage enterprise. The Company has not yet commenced its principal operations and has focused it efforts on the raising of capital and the development and marketing of its products. Accordingly, the Company has no operating history, which raises substantial doubt about its ability to continue as a going concern.
The financial statements do not include
any adjustments that might result from
the outcome of this uncertainty.

June 9, 1999

CAYER PRESCOTT CLUNE AND CHATELLIER
MICRO LABORATORIES,  INC.
(A DEVELOPMENT STAGE COMPANY
BALANCE SHEET
MARCH 31, 1999

ASSETS

Current assets:
Cash
$412,899
Prepaid expense
25,478
Shareholder loans
27,925
Inventory
12,154

--------
Total current assets
478,456

--------
Property and equipment:
Machinery and equipment
64,850
Furniture and fixtures
3,664
Leaseholder improvements
2,357

--------
Total property and equipment
70,871
Less: accumulated depreciation
(10,619)

--------
Net property and equipment
60,252

--------
Other assets:
Deposits
4,600
Formulas and trademarks
(net of accumulated amortization)
65,650
Website development costs
129,238

--------
Total other assets
199,488

--------
TOTAL ASSETS
$738,196

========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable
$ 45,746
Due to shareholder
5,500
Note payable - related party
45,000
Due to related parties
64,030

---------
Total current liabilities
160,276

---------
Stockholders' equity:
Capital stock-$.001 par common;
 authorized 50,000,000 shares, issued and
outstanding 10,352,500 shares
10,353
Additional paid-in-capital
1,160,300
Deficit accumulated during the
development stage
(592,733)

---------
Total stockholders' equity
577,920

---------
TOTAL LIABILITIES AND
STOCKHOLDERS'EQUITY
$738,196

=========
SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC
(A DEVELOPMENT STAGE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31,1999
AND THE PERIOD FROM AUGUST 8, 1997 (DATE
OF INCEPTION)
TO MARCH 31,1999

                                Year
Ended         August 8, 1997

(inception)
                              March 31,
1999    to March 31. 1999
Net sales                         $
0           $      0
                                  -------
-           --------
Cost of goods sold
0                  0
                                  -------
-           --------
Operating expenses:
Advertising and public relations
103,008            151,430
Legal and professional fees
111,44            169,571
Research and development
51,022             51,022
Laboratory supplies
9,632             14,396
Payroll and payroll taxes
18,959             18,959
Telephone
13,409             19,601
Incorporation fees                     0
6,501
Depreciation
7,874             10,619
Amortization
5,050             10,100
Rent
24,200             26,600
Automobile expense
13,272             15,470
Travel expense
3,220              6,043
Insurance expense
3,684              4,368
Start-up expense                       0
7,627
Samples                                0
827
Office supplies
4,988              7,100
Consulting
62,107             62,607
Freight
1,313              2,277
Repairs and maintenance
1,722              2,740
Meals and entertainment
1,312              1,312
Outside services                       0
168
Postage
1,061              1,263
Bank service charges
329                442
Printing
1,433              1,516
Dues and subscriptions
1,302              1,302
Licenses and fees
2,080              2,080
Contributions                          0
30
Utilities expense
598                598
Miscellaneous expense
1,137              1,137
                                  -------
-           --------
Total operating expenses
444,156            597,706
                                  -------
-           --------
Loss from operations
444,156            597,706
                                  -------
-           --------
Other income:
Interest income
3,649              4,973
                                  -------
-           --------
Net other income
3,649              4,973
                                 --------
-          ---------
Net loss
$(440,507)         $(592,733)

=========          =========
Loss per common share             $0.04
$0.06

SEE INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS'AUDIT REPORT.

MICRO LABORATORIES INC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OFCASH FLOWS
YEAR ENDED MARCH 31,1999
AND THE PERIOD FROM AUGUST 8,1997 (DATE
OF INCEPTION)
TO MARCH 31,1999


                                Year
Ended         August 8, 1997

(inception)
                               March 31,
1999   to March 31, 1999
                               ----------
----   -----------------
Cash flows from operating activities:
Net income

$(440,507)             $(592,733)
Adjustments to reconcile net income
to net cash used for operating
activities:
Depreciation and amortization      12,924
20,719
(increase) decrease in assets:
Prepaid expenses                   22,811
(25,478)
Inventory
(12,154)               (12,154)
Deposits
(4,000)                (4,600)
Increase (decrease) in liabilities:
Accounts payable                   41,377
45,746
                                 --------
--------
Net cash used by operating
Activities
(379,549)              (568,500)
                                 --------
--------
Investing activities:
Acquisition of intangible assets
(129,238)              (204,988)
Acquisitions of property and equipment

(25,756)               (66,721)
Shareholder loans
(24,710)               (27,925)
Due to shareholder                  5,500
5,500
Due to related party               64,030
64,030
Notes payable                      45,000
45,000
                                 --------
--------
Net cash used for investing activities

(65,174)              (185,104)
                                 --------
--------
Financing activities:
Proceeds from issuance of common stock
                                  182,198
593,198
Services exchanged for common stock
                                  572,455
573,305
                                 --------
---------
Net cash provided by financing activities
                                  754,653
1,166,503
                                 --------
---------
Net increase (decrease) in cash during
the period
                                  309,930
412,899

Cash balance, beginning of period 102,969
-
                                  -------
----------
Cash balance, end of period      $412,899
$  412,899
                                 ========
==========

SEE INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS'AUDIT REPORT.

MICRO LABORATORIES, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS'
DEFICIT
YEAR ENDED MARCH 31,1999
AND THE PERIOD FROM AUGUST 8,1997(Date of
Inception)
TO MARCH 31,1999

ADDITIONAL
                             COMMON STOCK
PAID IN        ACCUMULATED
                           SHARES     AMOUNT
CAPITAL          DEFICIT
                           ------     ------    --
-----          --------
Common stock issued for
equipment through March 31, 1998
    .                      3,100,000  $3,100
$1,050

Common stock issued for services
rendered through March 31, 1998
                            850,000   $850

Common stock issued for cash
through March 31, 1998
                            348,000   $348
$410,652

Net loss through March 31, 1998.
($152,226)
Balance at March 31, 1998
                          ---------   -----    ---
------         ---------
                          4,298,000  $4,298
$411,702          ($152,226)

Common stock issued for services
rendered for the year ended
March 31, 1999
                          1,254,500  $1,255
$571,200

Common stock issued for cash
for the year ended March 31, 1999.
                          4,800,000  $4,800
$177,398

Net loss year ended March 31, 1999
(440,507)

BALANCE AT MARCH 31,1999
                           --------   -----     --
-----           --------
                         10,352,500  $10,353
$1,160,300         ($592,733)
                         ==========  =======
==========          ========

SEE INDEPENDANT CERTIFIED PUBLIC
ACCOUNTANTS' AUDIT REPORT

MICRO LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31,1999


1.  SIGNIFICANT ACCOUNTING POLICIES

Background

     Micro Laboratories, Inc. ("the
Company") was incorporated as a Nevada
Corporation on August 8, 1997.  Micro
Laboratories, Inc. is a development stage enterprise which has undertaken the development and marketing of a line of oral spray vitamins, nutrients, herbs and other oral absorption products as well as gel capsules, etc. in the United States and international market. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Development Stage Enterprise

The Company is a Development Stage
Company as defined in financial
accounting standards Board Statement No.
7.  As of the balance sheet date, the
Company had not yet begun principal
operations.  The primary activities
during the fiscal period covered by these financial statements were raising capital and developing vitamin products (the major source of projected revenue).

Inventories

Inventories consist of chemicals and
product packaging.  Inventories are
stated at the lower of cost, determined
on the first-in, first-out (FIFO) method, or market.

Cash and cash Equivalents

The Company considers all highly liquid
investments purchased with a maturity of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

The Company occasionally maintains
deposits in excess of federally insured
limits.  Statement of Financial
Accounting Standards No. 105 identifies
these items as a concentration of credit risk requiring disclosure regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Formulas and Trademarks

Formulas and trademarks are recorded at
cost and are amortized over a period of
15 years using the straight-line method.

Property and Equipment

Property and equipment are recorded at
cost. Depreciation is computed using the straight line method for financial reporting purposes. Estimated service lives of property and equipment range from 7 to 31.5 years.
Revenue Recognition
Revenue will be recognized upon the
invoicing and shipping of product.  No
revenue has been recognized as of March
31, 1999.

Advertising Costs

Advertising costs are charged to
operations and are expensed as incurred.
The total amount charged to expense at
March 31, 1999 is $103,008.

Income Taxes

The Company has adopted Financial
Accounting No. 109, "Accounting for
Income Taxes" (FAS 109).  Under the
provisions of FAS 109, an entity
recognizes deferred tax assets and
liabilities for the future tax
consequences of events that have been
previously recognized in the Company's
financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The adoption of FAS 109 did not have an effect on the Company's financial statements.

Net Income (Loss) Per Share

Primary net income (loss) per share is
determined by dividing net income (loss) by the weighted average number of common shares and dilutive common shares outstanding during the year.

2.  COMMON STOCK

Common stock issued by the Company as
payment for services has been valued by
management at fair market value.

3.  LEASE COMMITMENTS

The Company leases an automobile under a two-year operating lease dated February
23, 1998.  Rent expense for the year
ended March 31,1999 amounted to $11,798.
Lease commitment fees of $10,477 were
paid at inception.  This amount is
considered a prepaid expense to be
amortized over the life of the lease.

4.  RELATED PARTY TRANSACTIONS

During the year ended March 31, 1999, the Company paid rents totaling $7,200 to a shareholder. The Company incurred administrative expenses during the period totaling $26,353 paid to a Company operated by a shareholder. The Company has a receivable totaling $27,925 due from a shareholder and a payable totaling
$5,500 due to a shareholder. The Company incurred various expenses totaling
$64,030 which were paid for by and are
due to a company operated by a
shareholder.  In addition, the Company
borrowed $45,000 from a Company operated by a shareholder during the year ended
March 31, 1999.

6.  CONTINGENCIES

The Company is named as a defendant in
legal action. The plaintiff claims that in consideration for raising capital for the Company, it is entitled to receive
500,000 shares in unrestricted common
stock and/or $50,000.  The Company
intends to vigorously defend this action and is not inclined to seek an out of court settlement. The case is in the discovery stage and the ultimate resolution of the matter is not ascertainable at this time. No provision has been made in the financial statements related to this claim.

7.  GOING CONCERN STATUS - FUTURE
    OPERATIONS

The Company began operation in August 8,
1997 and there is no assurance that it
will reach profitability.  Since its
inception, the Company has been
principally engaged in product and
service development.  As shown in the
accompanying financial statements, the
company has incurred net operating losses of $592,733 since its inception. The
Company is a development stage business.
Numerous problems, many of which are
beyond the Company's control, are
frequently experienced by companies in
this period of development - marketing
and customer support problems, difficulty in dealing with competition, lack of familiarity on the part of customers and suppliers, and technical obsolescence.

The Company believes from its initial
contacts with potential clients that
there is a substantial market for its
services; however, there can be no
assurance that commercial viability can
be demonstrated for said products and
services. There can be no assurance that the Company will ever achieve profitability on a sustained basis, if at all.

The Company's status as a going concern
is dependent on its ability to
successfully implement a marketing plan
and generate sufficient revenues to
operate on a profitable basis.  The
financial statements do not include any
adjustments that might be necessary
should the Company be unable to continue as a going concern.

8.  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax asset balances are primarily attributable to timing differences in inventory, property and equipment, and accrued expenses for book and tax purposes and net operating loss carryforwards and tax credits. At March
31, 1999, the Company's deferred tax
asset was $0 using a blended federal and state rate of 40%. A 100% valuation allowance was provided for at March 31, 1999. Therefore, net deferred tax asset recognized on the accompanying balance sheet is $0.

At April 3, 1999, the Company had a net
operating loss carryforward of
approximately $590,000 available to
offset future income that would otherwise be subject to federal income taxes. The net operating loss carryforward will expire in the year 201 1 if not utilized.

If certain substantial changes in the
Company's ownership should occur, there
would be an annual limitation on the
amount of net operating loss and
investment tax credit carryforwards,
which could be utilized.

CAYER PRESCOTT CLUNE CHATELLIER


CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Providence, Rhode Island

REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

To the Stockholders and Board of
Directors
Micro Laboratories, Inc.

We have audited the balance sheet of
MICRO LABORATORIES, INC. (a
development stage Company) for the
period from August 8, 1997
(inception) to March 31, 1998 and the
related statements of operations,
stockholders' equity and cash flows
for the period then ended.   The
financial statements are the
responsibility of the Company's
management.  Our responsibility is to
express an opinion on these financial
statements based on our audits.

We conducted our audits in accordance
with generally accepted auditing
standards.  Those standards require
that we plan and perform the audits
to obtain reasonable assurance about
whether the financial statements are
free of material misstatement.  An
audit includes examining, on a test
basis, evidence supporting the
amounts and disclosures in the
financial statements.  An audit also
includes assessing the accounting
principles used and significant
estimates made by management, as well
as evaluating the overall financial
statement presentation.  We believe
that our audits provide a reasonable
basis for our opinion.

In our opinion, the financial
statements referred to above present
fairly, in all material respects, the
financial position of MICRO
LABORATORIES, INC. for the period
from August 8, 1997 to March 31,
1998, and the results of its
operations and its cash flows for the
period then ended in conformity with
generally accepted accounting
principles.

The accompanying financial statements
have been prepared assuming that the
Company will continue as a going
concern.  As discussed in Note 1 to
the financial statements, the Company
is a development stage enterprise.
The Company has not yet commenced its
principal operations and has focused
it efforts on the raising of capital
and the development and marketing of
its products.  Accordingly, the
Company has no operating history,
which raises substantial doubt about
its ability to continue as a going
concern.  The financial statements do
not include any adjustments that
might result from the outcome of this
uncertainty.

January 18, 1999

MICRO LABORATORIES, INC.
BALANCE SHEET
MARCH 31, 1998


ASSETS

Current assets:
Cash
$102,969
Prepaid expense
48,289
Shareholder loans
3,215

--------
Total current assets
154,473

--------
Property and equipment:
Machinery and equipment
39,094
Furniture and fixtures
3,664
Leaseholder improvements
2,357

--------
Total property and equipment
45,115
Less: accumulated depreciation
(2,745)

--------
Net property and equipment
42,370

--------
Other assets:
Deposits
600
Formulas and trademarks
(net of accumulated amortization)
70,700

--------
Total other assets
71,300

--------
TOTAL ASSETS
$268,143

========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable
$ 4,369

-------
Total current liabilities
4,369

-------
Stockholders' equity:
Capital stock-$.001 par common;
   authorized 50,000,000 shares,
issued and
outstanding 4,298,000 shares
4,298
Additional paid-in-capital
411,702
Deficit accumulated during the
development stage
(152,226)

--------
Total stockholders' equity
263,774

--------
TOTAL LIABILITIES AND
STOCKHOLDERS'EQUITY
$268,143

========

SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC
STATEMENT OF OPERATIONS
THE PERIOD FROM AUGUST 8, 1997 (DATE
OF INCEPTION)
TO MARCH 31,1998



Net sales                          $
0
                                   --
------
Cost of goods sold
0
                                   --
------
Operating expenses:
Advertising and public relations
48,422
Administrative fees
58,127
Laboratory supplies
4,764
Telephone
6,192
Incorporation fees
6,501
Depreciation
2,745
Amortization
5,050
Rent
2,400
Automobile expense
2,882
Travel expense
2,823
Start-up expense
7,627
Samples
827
Office supplies
2,112
Consulting
500
Freight
964
Repairs and maintenance
1,018
Outside services
168
Postage
202
Bank service charges
113
Printing
83
Contributions
30
                                    -
-------
Total operating expenses
153,550
                                    -
-------
Loss from operations
(153,550)
                                    -
-------
Other income:
Interest income
1,324
                                    -
-------
Net other income
1,324
                                    -
-------
Net loss
$(152,226)

=========
Loss per common share
$.03

SEE NOTES TO FINANCIAL STATEMENTS

MICRO LABORATORIES INC
STATEMENT OF CASH FLOWS
PERIOD FROM AUGUST 8,1997 (DATE OF
INCEPTION)
TO MARCH 31,1998


Cash flows from operating activities:
Net income
$  (152,226)

Adjustments to reconcile net income
to net cash used for operating
activities:
Depreciation and amortization
7,795
Allowance for doubtful acounts
45,000
Services exchanged for common stock
850
(Increase) decrease in assets:
Accounts receivable
(45,000)
Prepaid expenses
(48,289)
Shareholder loans
(3,215)
Deposits
(600)
Increase (decrease) in liabilities:
Accounts payable
4,369

--------
Net cash used by operating activities
(191,316)

--------
Investing activities:
Acquisition of intangible assets
(75,750)
Acquisitions of property and
equipment        (40,965)

--------
Net cash used for investing
activities

(116,715)

--------
Financing activities:
Proceeds from issuance of common
stock        411,000

--------
Net cash provided by financing
activities     411,000

--------
Net increase (decrease) in cash
   during the period
102,969

Cash balance, beginning of period
-

Cash balance, end of period
$102,969

=========

Supplemental disclosures of non-cash
investing and financing activities:

Equipment amounting to $4,150 was
received in exchange for issuance of
3,100,000 shares of common stock.
Services rendered valued at $850 were
received in exchange for issuance of
850,000 shares of common stock.

SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS'
DEFICIT
PERIOD FROM AUGUST 8,1997(Date of
Inception)
TO MARCH 31,1998


DEFICIT

ADDITIONAL      ACCUMULATED
                             COMMON STOCK
PAID IN           DURING
                           SHARES     AMOUNT
CAPITAL     DEVELOPMENT STAGE
                           -------------------
---------------------------
Common stock issued for
equipment through March 31, 1998
                          3,100,000  $3,100
$1,050

Common stock issued for services
rendered through March 31, 1998
                            850,000   $850

Common stock issued for cash
through March 31, 1998
                            348,000   $348
$410,652

Net loss through March 31, 1998.
($152,226)
                          --------------------
--------------------------
Balance at March 31, 1998
                          4,298,000 $4,298
$411,702          ($152,226)

==============================================

SEE NOTES TO FINANCIAL STATEMENTS


MICRO LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31,1998


1.  SIGNIFICANT ACCOUNTING POLICIES

Background

     Micro Laboratories, Inc. ("the
Company") was incorporated as a
Nevada Corporation on August 8, 1997.
Micro Laboratories, Inc. is a
development stage enterprise which
has undertaken the development and
marketing of a line of oral spray
vitamins, nutrients, herbs and other
oral absorption products as well as
gel capsules, etc. in the United
States and international market.  The
financial statements and notes are
representations of the Company's
management, who is responsible for
their integrity and objectivity.  The
accounting policies of the Company
are in accordance with generally
accepted accounting principles and
conform to the standards applicable
to development stage companies.  The
preparation of financial statements
in conformity with generally accepted
accounting principles requires
management to make estimates and
assumptions that affect certain
reported amounts and disclosures.
Accordingly, actual results could
differ from those estimates.

Cash and cash Equivalents

The Company considers all highly
liquid investments purchased with a
maturity of three months or less to
be cash and cash equivalents.

Formulas and Trademarks

Formulas and trademarks are recorded
at cost and are amortized over a
period of 15 years using the straight-
line method.

Property and Equipment

Property and equipment are recorded
at cost.  Depreciation is computed
using the straight line method for
financial reporting purposes.
Estimated service lives of property
and equipment range from 7 to 31.5
years.

Revenue Recognition
Revenue will be recognized upon the
invoicing and shipping of product.
No revenue has been recognized as of
March 31, 1998.

Advertising Costs

Advertising costs are charged to
operations and are expensed as
incurred.  The total amount charged
to expense at March 31, 1998 is
$48,422.

Income Taxes

The Company has adopted Financial
Accounting No. 109, "Accounting for
Income Taxes" (FAS 109).  Under the
provisions of FAS 109, an entity
recognizes deferred tax assets and
liabilities for the future tax
consequences of events that have been
previously recognized in the
Company's financial statements or tax
returns.  The measurement of deferred
tax assets and liabilities is based
on provisions of the enacted tax law;
the effects of future changes in tax
laws or rates are not anticipated.
The adoption of FAS 109 did not have
an effect on the Company's financial
statements.

Net Income (Loss) Per Share

Primary net income (loss) per share
is determined by dividing net income
(loss) by the weighted average number
of common shares and dilutive common
shares outstanding during the year.

2.  COMMON STOCK

Common stock issued by the Company as
payment for services has been valued
by management at fair market value.


3.  LEASE COMMITMENTS

The Company leases an automobile
under a two-year operating lease
dated February 23, 1998.  Rent
expense for the year ended March
31,1998 amounted to $964.  Lease
commitment fees of $10,477 were paid
at inception.  This amount is
considered a prepaid expense to be
amortized over the life of the lease.


4.  RELATED PARTY TRANSACTIONS

During the period ended March 31,
1998, the Company paid $75,000 to a
shareholder in exchange for services
related to flavoring of vitamin
formulas.   The Company incurred
administrative expenses during the
period totaling $13,127 paid to a
Company operated by a shareholder.
In addition, the Company has a
receivable totaling $3,215 due from a
shareholder.


                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2)  Charter and by-laws
(3)  Instruments defining the rights of
security holders
(5)  Voting Trust Agreement - Not
Applicable
(6)  Material Contracts - Not Applicable
(7)  Material Foreign Patents - Not
Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation
(2.2)     Bylaws
(3.1)     Common Stock Certificate



                              SIGNATURES




In accordance with Section 12 of the
Securities Exchange Act of 1934, the
registrant caused this registration
statement to be signed on its behalf by
the undersigned, thereunto duly
authorized.

                                MICRO
LABORATORIES, INC.



                                /s/
Robert Thistle
Date: January 5,2000            ---------
-----------------------
                                By:
Robert Thistle, President

